NO ACT

PE
1-7-2010



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




10010561

January 29, 2010

Amy L. Goodman
Gibson Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-29-2010

Re: Time Warner Inc.
Incoming letter dated January 7, 2010

Dear Ms. Goodman:

This is in response to your letter dated January 7, 2010 concerning the shareholder proposal submitted to Time Warner by William Steiner. We also have received a letter on the proponent's behalf dated January 13, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated January 7, 2010

The proposal asks the board to take the steps necessary unilaterally to amend the bylaws and each appropriate governing document to give holders of 10% of Time Warner's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Time Warner seeking approval of an amendment to Time Warner's by-laws to require that a special meeting be called at the request of holders of 15% of Time Warner's outstanding common stock. You indicate that the proposal and the proposed amendment sponsored by Time Warner would directly conflict because they include different thresholds for the percentage of shares required to call special stockholder meetings. You also indicate that inclusion of the proposal and the proposed amendment in Time Warner's proxy materials would present alternative and conflicting decisions for stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 13, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 William Steiner's Rule 14a-8 Proposal
Time Warner Inc. (TWX)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the January 7, 2010 no action request.

The company has not shown that a shareholder vote is necessary to adopt the proposed 15%-threhold to call for a special meeting since only the bylaws are being changed – not the charter. Thus it seems that the only purpose for the shareholder vote is to create an appearance of conflict leading to the potential of excluding a legitimate rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Julie Kim <Julie.Kim@timewarner.com>

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 55%-support in 2009 even after our company adopted a 25%-threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $19 million for our CEO Jeffrey Bewkes.

Our executive pay committee targeted total direct executive pay at the upper quartile, or more than 25% above the median for our peer group. In regard to annual incentives, our executive pay committee "exercises discretion in determining the actual bonus amount paid to executive officers." Mr. Bewkes was granted $6.7 million in stock options. The large size of these options raised concern over the link between executive pay and company performance since small increases in our company's share price (which can be completely unrelated to management performance) can result in large increases in value of the options.

The members of our executive pay committee received 17% to 25% in our against-votes: Frank Caufield, Mathias Dopfner, Deborah Wright and Michael Miles (25%). These against-percentages pointed to shareholder discontent which may warrant additional examination. Our executive pay committee directors also served on these boards rated "D" by The Corporate Library: Frank Caufield, JER Investors Trust (JERT.PK); Deborah Wright, Kraft (KFT) and Michael Miles, Citadel Broadcasting (CTDB.OB).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 7, 2010

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of William Steiner
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, as revised by the Proponent, requests that:

> RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.
>
> This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2010 Annual Meeting of Stockholders.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2010 Annual Meeting Of Stockholders.

The Company intends to submit a proposal at its 2010 Annual Meeting of Stockholders asking the Company's stockholders to approve an amendment to the Company's By-laws to require that a special meeting be called at the request of holders of 15% of the Company's outstanding common stock (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has stated consistently that where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders, the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Becton, Dickinson & Company* (avail. Nov. 12, 2009) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 25% of the company's outstanding common stock to call such meetings); *H.J. Heinz Co.* (avail. May 29, 2009) (same); *International Paper Co.* (avail. Mar. 17, 2009) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 40% of the company's outstanding common stock to call such meetings); *Occidental Petroleum Corp.* (avail. Mar. 12, 2009) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 25% of the company's outstanding common stock to call such meetings through an amendment to the certificate of incorporation); *EMC Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion of a stockholder proposal requesting that the company amend its bylaws to give holders of 10% of the company's outstanding common stock the power to call special meetings when a company proposal would require stockholders to hold 40% of the company's outstanding common stock to call such meetings). *See also Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring with the exclusion of a stockholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (avail. Apr. 23, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any supermajority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring with the exclusion of a stockholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require holders of at least 30% of the shares to call such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a stockholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring with the exclusion of a stockholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted exclusion of stockholder proposals under circumstances almost identical to the present facts. For example, in *Becton, Dickinson & Company* (avail. Nov. 12, 2009) cited above, the Staff concurred in excluding a proposal requesting that the company amend its bylaws and other appropriate governing documents to give holders of 10% of the company's outstanding common stock (or the lowest percentage allowed by law above 10%) the ability to call a special meeting because it conflicted with the company's proposal which would require stockholders to hold 25% of the company's outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the company indicated that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results."

As in *Becton, Dickinson & Company*, the Company Proposal and the Proposal would directly conflict because they include different thresholds for the percentage of shares required to call special stockholder meetings. Specifically, the Company Proposal will call for a 15% ownership threshold, which clearly conflicts with the Proposal's request for a 10% ownership threshold, just as in *Becton, Dickinson & Company. See also H.J. Heinz Co.* (avail. May 29, 2009); *International Paper Company* (avail. Mar. 17, 2009); *Occidental Petroleum Corp.* (avail. Mar. 12, 2009); *EMC Corp.* (avail. Feb. 24, 2009). Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2010 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's counsel at (212) 484-8142.

Sincerely,



Amy L. Goodman

ALG/jag
Enclosures

cc: Julie Y. Kim, Time Warner Inc.
John Chevedden
William Steiner

100783830_3.DOC

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Jeffrey L. Bewkes
Chairman of the Board
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019

Dear Mr. Bewkes,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Paul Washington <Paul.Washington@TimeWarner.com>
Corporate Secretary
PH: 212-484-6753
PH: 212 484-8000
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278
Julie Kim <Julie.Kim@timewarner.com>

[TWX: Rule 14a-8 Proposal, November 25, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 55%-support in 2009 even after our company adopted a 25%-threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "Very High Concern" for executive pay – $19 million for our CEO Jeffrey Bewkes.

Our executive pay committee targeted total direct compensation at the upper quartile, or more than 25% above the median for our peer group. In regard to annual incentives, our executive pay committee "exercises discretion in determining the actual bonus amount paid to executive officers." Mr. Bewkes was granted $6.7 million in stock options. The large size of these options raised concern over the link between executive pay and company performance since small increases in our company's share price (which can be completely unrelated to management performance) can result in large increases in value of the options.

The members of our executive pay committee received 17% to 25% in our against-votes: Frank Caufield, Mathias Dopfner, Deborah Wright and Michael Miles (25%). These against percentages pointed to shareholder discontent which may warrant additional examination. Our executive pay committee directors also served on these boards rated "D" by The Corporate Library: Frank Caufield, JER Investors Trust (JERT.PK); Deborah Wright, Kraft (KFT) and Michael Miles, Citadel Broadcasting (CTDB.OB).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Jeffrey L. Bewkes
Chairman of the Board
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019

DECEMBER 14, 2009 UPDATE

Dear Mr. Bewkes,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Paul Washington <Paul.Washington@TimeWarner.com>
Corporate Secretary
PH: 212-484-6753
PH: 212 484-8000
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278
Julie Kim <Julie.Kim@timewarner.com>

3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have the same rights at management-called special meetings as management has at shareholder-called special meetings to the fullest extent permitted by law.

Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 55%-support in 2009 even after our company adopted a 25%-threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $19 million for our CEO Jeffrey Bewkes.

Our executive pay committee targeted total direct executive pay at the upper quartile, or more than 25% above the median for our peer group. In regard to annual incentives, our executive pay committee "exercises discretion in determining the actual bonus amount paid to executive officers." Mr. Bewkes was granted $6.7 million in stock options. The large size of these options raised concern over the link between executive pay and company performance since small increases in our company's share price (which can be completely unrelated to management performance) can result in large increases in value of the options.

The members of our executive pay committee received 17% to 25% in our against-votes: Frank Caufield, Mathias Dopfner, Deborah Wright and Michael Miles (25%). These against-percentages pointed to shareholder discontent which may warrant additional examination. Our executive pay committee directors also served on these boards rated "D" by The Corporate Library: Frank Caufield, JER Investors Trust (JERT.PK); Deborah Wright, Kraft (KFT) and Michael Miles, Citadel Broadcasting (CTDB.OB).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

VIA EMAIL

December 3, 2009

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Chevedden:

A letter from Mr. William Steiner addressed to Jeffrey L. Bewkes signed October 17, 2009, received by Time Warner Inc. ("TWI") on November 25, 2009, in which you were designated to act on behalf of Mr. Steiner in connection with a Rule 14a-8 proposal submitted to TWI, has been forwarded to me. A copy of Mr. Steiner's letter is attached. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of a company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm Mr. Steiner's ownership.

To remedy this defect, Mr. Steiner must submit sufficient proof of his ownership of the requisite number of TWI shares. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of Mr. Steiner's TWI common stock (usually a broker or bank) verifying that, as of November 25, 2009 (the date the proposal was submitted), Mr. Steiner continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if Mr. Steiner has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.8000 • www.timewarner.com

amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Julie Kim
Counsel

Attachment

cc: William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since the 1980s

Mr. Jeffrey L. Bewkes
Chairman of the Board
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019

Dear Mr. Bewkes.

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10/17/2009
Date

cc: Paul Washington <Paul.Washington@TimeWarner.com>
Corporate Secretary
PH: 212-484-6753
PH: 212 484-8000
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278
Julie Kim <Julie.Kim@timewarner.com>

[TWX: Rule 14a-8 Proposal, November 25, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won our 55%-support in 2009 even after our company adopted a 25%-threshold for shareowners to call a special meeting.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," and "Very High Concern" for executive pay – $19 million for our CEO Jeffrey Bewkes.

Our executive pay committee targeted total direct compensation at the upper quartile, or more than 25% above the median for our peer group. In regard to annual incentives, our executive pay committee "exercises discretion in determining the actual bonus amount paid to executive officers." Mr. Bewkes was granted $6.7 million in stock options. The large size of these options raised concern over the link between executive pay and company performance since small increases in our company's share price (which can be completely unrelated to management performance) can result in large increases in value of the options.

The members of our executive pay committee received 17% to 25% in our against-votes: Frank Caufield, Mathias Dopfner, Deborah Wright and Michael Miles (25%). These against percentages pointed to shareholder discontent which may warrant additional examination. Our executive pay committee directors also served on these boards rated "D" by The Corporate Library: Frank Caufield, JER Investors Trust (JERT.PK); Deborah Wright, Kraft (KFT) and Michael Miles, Citadel Broadcasting (CTDB.OB).

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

FISMA & OMB Memorandum M-07-16 From: ***FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 09, 2009 12:11 PM
To: Kim, Julie
Cc: Silverman, Janet
Subject: Re: Rule 14a-8 Broker Letter-(TWX)

Dear Ms. Kim,
Thank you for the company acknowledgement. Please see the attached broker letter.
Please advise tomorrow whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: Kenneth Steiner



DISCOUNT BROKERS

Date: 9 December 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number__________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3666 shares of Time Warner Inc New; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/29/05, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-9-09	# of pages ▸
To Julie Kim	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-484-7278	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323